WHITE & CASE

White & Case, S.C.
Abogados
Torre del Bosque – PH
Blvd. Manuel Avila Camacho #24
Col. Lomas de Chapultepec
11000 México, D.F.

Tel (5255) 5540 9600
Fax (5255) 5540 9699
www.whi




06015561

File Number 82-3142

July 24, 2006

SUPPL


4:25
PROCESSED
AUG 0 2 2006
THOMSON
FINANCIAL
RECEIVED
JUL 27 2006
WASH. D.C.
156
SECTION

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Gigante, S.A. de C.V./ Rule 12g3-2(b) File Number 82-3142

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), previously granted to Grupo Gigante, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English version of the Company's financial report for the first quarter of 2006, provided to the Mexican Stock Exchange (the "BMV");

B. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English version of a press release dated May 3, 2006 regarding the Company's first quarter 2006 results;

C. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(A), (B) and (iii), an English translation of the summons to the Company's General Ordinary and Extraordinary Shareholders' Meeting published in the newspaper "Reforma" on March 30, 2006.

As stated in Rule 12g3-2(b)(5), the Company understands that the furnishing to the Securities and Exchange Commission of the information set forth above and the documents being delivered herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please do not hesitate to contact the undersigned should you have any questions with regard to any of the points discussed in this letter.

Yours truly,



Sean Goldstein

Enclosures

cc: Martha Olimpia Rodríguez

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS

AS OF MARCH 31 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	21,729,729	100	22,075,245	100
s02	CURRENT ASSETS	5,344,787	25	5,658,740	26
s03	CASH AND SHORT-TERM INVESTMENTS	368,343	2	388,276	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	244,848	1	351,279	2
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	673,380	3	1,037,121	5
s06	INVENTORIES	3,812,467	18	3,664,633	17
s07	OTHER CURRENT ASSETS	245,749	1	217,431	1
s08	LONG-TERM	205,406	1	197,954	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	205,406	1	197,954	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	15,339,232	71	15,354,960	70
s13	LAND AND BUILDINGS	15,813,556	73	15,160,982	69
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	7,682,123	35	7,581,537	34
s16	ACCUMULATED DEPRECIATION	8,337,776	38	7,719,889	35
s17	CONSTRUCTION IN PROGRESS	181,329	1	332,330	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	624,203	3	579,710	3
s19	OTHER ASSETS	216,101	1	283,881	1
s20	TOTAL LIABILITIES	8,878,766	100	8,481,326	100
s21	CURRENT LIABILITIES	4,964,195	56	5,267,048	62
s22	SUPPLIERS	3,719,372	42	3,552,634	42
s23	BANK LOANS	97,232	1	611,431	7
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	127,395	1	196,732	2
s26	OTHER CURRENT LIABILITIES	1,020,196	11	906,251	11
s27	LONG-TERM LIABILITIES	2,722,390	31	1,964,743	23
s28	BANK LOANS	2,663,500	30	1,924,654	23
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	58,890	1	40,089	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,192,181	13	1,249,535	15
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	12,850,963	100	13,593,919	100
s34	MINORITY INTEREST	98,943	1	64,284	0
s35	MAJORITY INTEREST	12,752,020	99	13,529,635	100
s36	CONTRIBUTED CAPITAL	9,541,397	74	9,556,865	70
s79	CAPITAL STOCK	2,511,674	20	2,527,280	19
s39	PREMIUM ON ISSUANCE OF SHARES	7,029,723	55	7,029,585	52
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	3,210,623	25	3,972,770	29
s42	RETAINED EARNINGS AND CAPITAL RESERVES	16,172,136	126	16,533,960	122
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(12,961,513)	(101)	(12,561,190)	(92)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006
GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	368,343	100	388,276	100
s46	CASH	214,801	58	229,216	59
s47	SHORT-TERM INVESTMENTS	153,542	42	159,060	41
s07	OTHER CURRENT ASSETS	245,749	100	217,431	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	245,749	100	217,431	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	624,203	100	579,710	100
s48	DEFERRED EXPENSES (NET)	185,296	30	135,837	23
s49	GOODWILL	437,003	70	440,119	76
s51	OTHER	1,904	0	3,754	1
s19	OTHER ASSETS	216,101	100	283,881	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	12,165	6	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	203,936	94	283,881	100
s21	CURRENT LIABILITIES	4,964,195	100	5,267,048	100
s52	FOREIGN CURRENCY LIABILITIES	544,750	11	339,210	6
s53	MEXICAN PESOS LIABILITIES	4,419,445	89	4,927,838	94
s26	OTHER CURRENT LIABILITIES	1,020,196	100	906,251	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	9,649	1	0	0
s68	PROVISIONS	223,691	22	214,352	24
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	786,856	77	691,899	76
s27	LONG-TERM LIABILITIES	2,722,390	100	1,964,743	100
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	2,722,390	100	1,964,743	100
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,192,181	100	1,249,535	100
s66	DEFERRED TAXES	966,275	81	1,185,584	95
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	225,906	19	63,951	5
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	2,511,674	100	2,527,280	100
s37	CAPITAL STOCK (NOMINAL)	105,197	4	105,207	4
s38	RESTATEMENT OF CAPITAL STOCK	2,406,477	96	2,422,073	96

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	16,172,136	100	16,533,960	100
s93	LEGAL RESERVE	153,303	1	153,297	1
s43	RESERVE FOR REPURCHASE OF SHARES	1,701,693	11	1,702,317	10
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	14,438,564	89	14,638,045	89
s45	NET INCOME FOR THE YEAR	(121,424)	(1)	40,301	0
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(12,961,513)	100	(12,561,190)	100
s70	ACCUMULATED MONETARY RESULT	(311,394)	2	(311,394)	2
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(11,414,688)	88	(11,015,514)	88
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(7,610)	0	(7,610)	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(1,226,672)	9	(1,226,672)	10
s99	LABOR OBLIGATION ADJUSTMENT	(1,149)	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	380,592	391,692
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	557	590
s75	EMPLOYEES (*)	11,658	12,526
s76	EMPLOYEES (*)	19,651	20,099
s77	OUTSTANDING SHARES (*)	982,551,777	982,639,977
s78	REPURCHASED SHARES (*)	3,748,167	3,659,967
s101	RESTRICTED CASH	23,939	121,332
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY 1 TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	7,380,338	100	7,742,018	100
r02	COST OF SALES	5,693,650	77	5,992,352	77
r03	GROSS PROFIT	1,686,688	23	1,749,666	23
r04	OPERATING EXPENSES	1,635,984	22	1,598,460	21
r05	OPERATING INCOME	50,704	1	151,206	2
r06	INTEGRAL FINANCING COST	60,734	1	48,123	1
r07	INCOME AFTER INTEGRAL FINANCING COST	(10,030)	0	103,083	1
r08	OTHER EXPENSE AND INCOME (NET)	(1,020)	0	17,564	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(9,010)	0	85,519	1
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	24,752	0	23,833	0
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(33,762)	0	61,686	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(33,762)	0	61,686	1
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(33,762)	0	61,686	1
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	86,549	1	19,210	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(120,311)	(2)	42,476	1
r19	NET INCOME OF MINORITY INTEREST	1,113	0	2,175	0
r20	NET INCOME OF MAJORITY INTEREST	(121,424)	(2)	40,301	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	7,380,338	100	7,742,018	100
r21	DOMESTIC	6,968,251	94	7,351,917	95
r22	FOREIGN	412,087	6	390,101	5
r23	TRANSLATED INTO DOLLARS (***)	37,811	1	35,794	0
r06	INTEGRAL FINANCING COST	60,734	100	48,123	100
r24	INTEREST EXPENSE	83,952	138	110,045	229
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	49,346	81	0	0
r26	INTEREST INCOME	5,452	9	11,388	24
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(425)	(1)	765	2
r28	RESULT FROM MONETARY POSITION	(66,687)	(110)	(51,299)	(107)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	24,752	100	23,833	100
r32	INCOME TAX	0	0	23,012	97
r33	DEFERRED INCOME TAX	24,640	100	766	3
r34	EMPLOYEES' PROFIT SHARING EXPENSES	112	0	55	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE | QUARTER: 1 | YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	7,356,721	7,659,908
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	30,933,842	32,799,384
r39	OPERATING INCOME (**)	365,492	839,427
r40	NET INCOME OF MAJORITY INTEREST (**)	(365,473)	302,875
r41	NET CONSOLIDATED INCOME (**)	(355,752)	317,271
r47	OPERATING DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	213,372	207,998

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY 1 TO MARCH 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	7,380,338	100	7,742,018	100
rt02	COST OF SALES	5,693,650	77	5,992,352	77
rt03	GROSS PROFIT	1,686,688	23	1,749,666	23
rt04	OPERATING EXPENSES	1,635,984	22	1,598,460	21
rt05	OPERATING INCOME	50,704	1	151,206	2
rt06	INTEGRAL FINANCING COST	60,734	1	48,123	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	(10,030)	0	103,083	1
rt08	OTHER EXPENSE AND INCOME (NET)	(1,020)	0	17,564	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(9,010)	0	85,519	1
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	24,752	0	23,833	0
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(33,762)	0	61,686	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(33,762)	0	61,686	1
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(33,762)	0	61,686	1
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	86,549	1	19,210	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(120,311)	(2)	42,476	1
rt19	NET INCOME OF MINORITY INTEREST	1,113	0	2,175	0
rt20	NET INCOME OF MAJORITY INTEREST	(121,424)	(2)	40,301	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

GRUPO GIGANTE, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	7,380,338	100	7,742,018	100
rt21	DOMESTIC	6,968,251	94	7,351,917	95
rt22	FOREIGN	412,087	6	390,101	5
rt23	TRANSLATED INTO DOLLARS (***)	37,811	1	35,794	0
rt06	INTEGRAL FINANCING COST	60,734	100	48,123	100
rt24	INTEREST EXPENSE	83,952	138	110,045	229
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	49,346	81	0	0
rt26	INTEREST INCOME	5,452	9	11,388	24
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(425)	(1)	765	2
rt28	RESULT FROM MONETARY POSITION	(66,687)	(110)	(51,299)	(107)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	24,752	100	23,833	100
rt32	INCOME TAX	0	0	23,012	97
rt33	DEFERRED INCOME TAX	24,640	100	766	3
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	112	0	55	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATING DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	213,372	207,998

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY TO MARCH 31 OF 2006 AND 2005
(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(120,311)	42,476
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	208,093	86,571
c03	RESOURCES FROM NET INCOME FOR THE YEAR	87,782	129,047
c04	RESOURCES FROM CHANGES IN WORKING CAPITAL	(66,700)	(8,579)
c05	RESOURCES PROVIDED BY (USED IN) OPERATING ACTIVITIES	21,082	120,468
c06	RESOURCES PROVIDED BY (USED IN) EXTERNAL FINANCING ACTIVITIES	(27,923)	(162,281)
c07	RESOURCES PROVIDED BY (USED IN) INTERNAL FINANCING ACTIVITIES	(297)	44,616
c08	RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES	(28,220)	(117,665)
c09	RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(166,089)	(258,434)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(173,227)	(255,631)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	541,570	643,907
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	368,343	388,276

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	208,093	86,571
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	213,372	207,998
c41	+ (-) OTHER ITEMS	(5,279)	(121,427)
c04	RESOURCES FROM CHANGES IN WORKING CAPITAL	(66,700)	(8,579)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	220,263	325,531
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	516,636	564,392
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	10,650	14,213
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(800,498)	(606,096)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(13,751)	(306,619)
c06	RESOURCES PROVIDED BY (USED IN) EXTERNAL FINANCING ACTIVITIES	(27,923)	(162,281)
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(27,923)	(162,281)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED IN) INTERNAL FINANCING ACTIVITIES	(297)	44,616
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(4)	553
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(293)	44,063
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(166,089)	(258,434)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	31	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(178,801)	(253,973)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	1,070	2,247
c39	+ (-) OTHER ITEMS	11,611	(6,708)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006
GRUPO GIGANTE, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC EARNINGS PER ORDINARY SHARE (**)	$	(0.37)		$	0.31	
d02	BASIC EARNINGS PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED EARNINGS PER ORDINARY SHARE (**)	$	(0.37)		$	0.31	
d04	CONTINUING OPERATING EARNINGS PER COMMON SHARE(**)	$	(0.37)		$	0.31	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY EARNINGS AND LOSS ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING EARNINGS PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	12.98		$	13.77	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.57	times		0.67	times
d12	MARKET PRICE TO BASIC EARNINGS PER ORDINARY SHARE (**)		(19.90)	times		29.95	times
d13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)		0.00	times		0.00	t imes

(**) DATA PER SHARE CALCULATED USING THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(1.63)	%	0.54	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(2.86)	%	2.23	%
p03	NET INCOME TO TOTAL ASSETS (**)	(1.63)	%	1.43	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(55.42)	%	120.77	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.42	times	1.48	times
p07	NET SALES TO FIXED ASSETS (**)	2.01	times	2.13	times
p08	INVENTORIES TURNOVER (**)	6.25	times	6.95	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	2.59	days	3.55	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.20	%	17.20	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	40.85	%	38.42	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.69	times	0.62	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	6.13	%	3.99	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	17.74	%	12.79	%
p15	OPERATING INCOME TO INTEREST PAID	0.60	times	1.37	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.48	times	3.86	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.07	times	1.07	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.30	times	0.37	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.60	times	0.66	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	7.41	%	7.37	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	1.18	%	1.66	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.90)	%	(0.11)	%
p23	RESOURCES PROVIDED BY (USED IN) OPERATING ACTIVITIES TO INTEREST PAID	0.25	times	1.09	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINANCING	98.94	%	137.91	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED IN) FINANCING	1.05	%	(37.91)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	107.65	%	98.27	%

(**) THESE RATIOS TAKE INTO CONSIDERATION DATA FOR THE LAST TWELVE MONTHS.

May 3, 2006

Quarterly Results.- During the first quarter of the year, the results obtained by Grupo Gigante registered a real decline in sales of 4.7% compared to the results registered during the same period of 2005, and an increase in gross margin as well as in operating expenses, all of this result of the closures, openings and remodeling of stores as part of its improvement projects. The Company's operating cash flow was 3.6% of its sales.

Sales.- The Company's total sales for the first quarter of the year were $7,380 million pesos, a real decline of 4.7% compared to the same period of 2005. In addition, same store sales for this quarter showed a real decrease of 5.1%. Sales were affected by seasonality during Easter, as well as the fact that 23 supermarket stores in operation during the first quarter of last year are currently closed, which represented 2.3% of total sales first quarter of 2005.

In spite of the results, we have observed a positive behavior in the remodeled units which adopted a new image concept, with sales increasing 9.3% in real terms compared to the same quarter
of 2005.

Gross Margin.- During the quarter, gross profit was $1,687 million pesos, a real decline of 3.6% compared to the same period of the last year due to sales contraction. Gross margin was of 22.9%, an increase of 30 basis points compared to the first quarter of 2005. This is a result of the improvement in the accounts payable balance.

Operating expenses.- Operating expenses were $1,636 million pesos, increasing 2.3% in real terms primarily as a result of the openings carried out during the quarter. In consequence, operating income as a percentage of sales was negatively affected by 130 basis points compared to the previous year. The operating income for the quarter was $51 million pesos.

Operating cash flow.- As a consequence of the decrease in sales, the operating cash flow for the first quarter registered a decrease of 26.5% compared to the same period of the previous year, reaching $264 million pesos.

Comprehensive Financial Cost.- The comprehensive financial cost (CFC) for the quarter was $61 million pesos, showing a real increase of 26.2% compared to the last year, mainly as a result of a debt restructuring carried out in August 2005.

Extraordinary Items.- The extraordinary items for the quarter were $87 million pesos, 3.5 times higher than those registered for the same period of the previous year, mainly due to the recent supermarket closures.

Net Income.- As a result of all of the above, the quarter registered a net loss of $121 million pesos. This result was highly influenced by the increase of extraordinary items.

Relevant events.- An important event during March of this quarter was the successful SAP system activation for the grocery department in Mexico, finishing the implementation of this system. This is a fundamental milestone to reach the goals set forth in 2004 which will affect favorably the results for the next quarters.

SuperPrecio stores and one Toks restaurant were opened. Additionally, we closed eight supermarket stores in Gigante format, one Bodega Gigante and four Super Gigante, as well as one Radio Shack and one SuperPrecio. Based on the above, the total units in operation at the end of the first quarter was 573, a total of 1,097,453 square meters in total sales floor area and 12,086 seats.

Additions to Net Property, Plant and Equipment.- During the firs quarter of 2006, Capital Expenditures were $179 million pesos. Those resources were used in the store openings, remodeling and logistics.

The closure of stores has been a determining factor in the results for this quarter, and represents a very important element in the turnaround plan of Grupo Gigante. The Company is aiming to optimize resources by assigning them to more profitable projects, such as the openings and remodelings that have been carried out. This is part of the change process that we have undertaken, and we expect the positive results to show as we advance in the implementation of this strategy.

Subsequent Events.- On April 13, 2006 Grupo Gigante, S.A de C.V. formally concluded the offering of Senior Notes in foreign markets, for a principal amount of US$260 million, with an annual coupon rate equal to 8.75% and with maturity in 2016.

Grupo Gigante used the funds obtained from this operation to pre-pay a bank loan with Banco Inbursa, S.A., for an amount of $2,700 million pesos (equivalent to approximately US$254 million).

Sincerely
Lic. Ángel Losada Moreno
CEO

Notes to consolidated financial statements

(In thousands of Mexican pesos of purchasing power of March 31, 2006)

1. Basis of presentation

a. Explanation for translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with accounting principles generally accepted in the country of use.

b. Consolidation of financial statements - The consolidated financial statements include those of Grupo Gigante, S. A. de C. V. and its subsidiarie. The financial statements of Office Depot de México, S. A. de C. V. and PSMT México, S. A. de C. V. are consolidated using the proportionate consolidation method, based on the Companys 50% ownership interest in such entities. Significant intercompany balances and transactions have been eliminated.

c. Translation of financial statements of foreign subsidiaries - To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, the same accounting polices of the Company are applied. Such foreign currency financial statements are translated into Mexican pesos with the resulting exchange rate differences presented within cumulative other comprehensive loss. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities; (ii) the exchange rate in effect at the date the contributions were made for common stock; (iii) the exchange rate in effect at the end of the year in which the earnings (losses) were generated for retained earnings and; (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2005 consolidated financial statements are restated at the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.

d. Reclassifications - Certain amounts in the financial statements as of and for the quarter ended March 31, 2005 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the quarter ended March 31, 2006.

e. Comparability - On February 11, 2005, the Company announced the suspension of operations of its subsidiary PSMT México, S. A. de C. V., for which operations were formally suspended on February 28, 2005.

2. Summary of significant accounting policies

The accounting policies followed by the Company are in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on managements best knowledge of current

events, actual results may differ. The significant accounting policies of the Company are as follows:

a. New accounting policies:

Severance payments at the end of the work relationship - Effective January 1, 2005, the Company adopted the revised provisions of Bulletin D-3, Labor Obligations, related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. Bulletin D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable.

Impairment of long-lived assets - Effective January 1, 2004, the Company adopted the provisions of Bulletin C-15, Accounting for Impairment and Disposal of Long-Lived Assets, which establishes, among others rules , new rules to calculate and recognize impairment losses and their reversal. When there are indicators of impairment of long-lived assets in use,tangible and intangible, including goodwill and such impairment is not temporary, entities must evaluate possible impairment losses. The adoption of Bulletin C-15 did not have a significant effect on the Company's consolidated financial position or results of operations.

b. Recognition of the effects of inflation - The Company has restated its consolidated financial statements to Mexican pesos of purchasing power as of March 31, 2006. Accordingly, the consolidated financial statements of the prior periods, which are presented for comparative purposes, have been restated to Mexican pesos with the same purchasing power and, therefore, differ from those originally reported in prior periods. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

Insufficiency in restated stockholders equity - Insufficiency in restated stockholders equity, included in cumulative other comprehensive loss, represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the loss from holding nonmonetary assets, which result from restating certain nonmonetary assets below inflation.

Monetary position gain - Monetary position gain, which represents the increase of purchasing power of monetary items caused by inflation, is calculated by applying National Consumer Price Index (NCPI) factors to monthly net monetary position. Gains result from maintaining a net monetary liability position.

c. Inventories and cost of sales - Inventories are valued at the lower of replacement cost or realizable value. Cost of sales is restated for the effects of inflation using the last-in, first-out method.

d. Property and equipment - Property and equipment are initially recorded at their acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method, based on the useful lives of the related assets, as follows:

	Years
Buildings	50
Buildings on leased property	50

Store equipment 13
Furniture and equipment 10
Vehicles 8

Comprehensive financing cost incurred during the period of construction is capitalized and restated using the NCPI.

e. Impairment of long-lived assets in use - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous priods, obsolescence, competition and other legal and economic factors.

f. Goodwill - Goodwill represents the excess of cost over recorded value of subsidiaries as of the date of acquisition. It is restated using the NCPI, and at least once a year, is subject to impairment tests. As of January 1, 2005, goodwill ceased to be amortized under the provisions of Bulletin B-7, Business Acquisitions.

g. Employee retirement obligations - Seniority premiums and, beginning in 2005, severance payments at the end of the work relationship are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability being accrued is that which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company´s employees.

h. Deferred charges - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized and amortized based on the straight-line method over four years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. This caption also includes other intangibles, which consist of licenses and trademarks that are amortized over their related useful lives of 4 and 15 years, respectively.

i. Provisions - Provisions are recognized for current obligations that (i) result from a past event, (ii) are probable to result in the use of economic resources, and (iii) can be reasonably estimated.

j. Income taxes, tax on assets and employee statutory profit sharing - Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits about which there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR

liability.

k. Foreign currency balances and transactions - Foreign currency transactions are recorded at the applicable exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations.

l. Earnings (loss) per share - Basic earnings (loss) per common share are calculated by dividing net income (loss) of majority stockholders by the weighted average number of shares outstanding during the period. As the Company has no dilutive securities, basic and diluted earnings per share are the same.

3. Investment in shares

As of March 31, 2006 and 2005, the investment in shares balance is mainly represented by the investment in the shares of PriceSmart Inc. The balance in shares as of March 31, 2006 and 2005 represents an investment in 1,667,333 common shares (6.41%) of PriceSmart Inc., which were purchased on November 23, 2004, at a price of U.S. $10.00 per share. Such investment is accounted for under the cost method.

4. Notes payable to financial institutions

The Company has certain short-term unsecured notes payable due to financial institutions. Outstanding borrowings under these arrangements amounted to $732 and $54,827 as of March 31, 2006 and 2005 respectively. The weighted average interest rates under these arrangements at March 31, 2006 and 2005 were 7.9% and 12.80%, respectively.

5. Long-term debt

On August 22, 2005, the Company concluded restructuring its bank liabilities and acquired a new loan for $2,700,000 with a financial institution. Such loan will be paid in 37 quarterly installments beginning September 2006; the interest will be payable quarterly at the 91-day TIIE rate plus an applicable margin. The interest rate as of March 31, 2006 was 11.39%. There is also a simple loan agreement for $60,000, on whichinterest is payable at the fixed-rate of 11.45%. Such loan will be paid in 24 quarterly installments beginning on January 31, 2007.

6. Stookholders' Equity.

a. Retained earnings include a statutory legal reserve. The General Commercial Company's Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may not be distributed, except in the form of a stock dividend, unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At March 31, 2006 and 2005, the legal reserve, in historical pesos, was $21,120 and $21,115 respectively.

b. Stockholders equity, except restated additional paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005 ,the ISR rate was 30% and it will decrease to 29% in 2006 and 28% in

2007 and thereafter. Any tax paid on such distribution may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

7. Income taxes, tax on assets and employee statutory profit sharing

The Company is subject to income tax (ISR) and tax on assets (IMPAC). ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004, certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee's statutory profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period. Any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Grupo Gigante, S. A. de C. V., files consolidated ISR and IMPAC tax returns with its subsidiaries.

8. Commitments

The Company has entered into operating leases for land, for indefinite periods, where some of its stores and restaurants are located. Rents are calculated as a percentage of sales ranging from 1% to 4%.

9. Contingencies

In 1992, the Company, acquired its subsidiary Blanes, S.A. de C.V. ("Blanes") which, at that time, owned 89 stores. In order to indemnify the Company against possible future losses resulting from pre-acquisition contingent liabilities, the former shareholders of Blanes established a deposit for an agreed upon term of three years. At the end of the period, the Company and the former shareholders disagreed on the amounts to be settled under the terms of the indemnity agreement determined by independent accountants, which resulted in the former shareholders commencing legal proceedings. During 2003, the legal process ended following a verdict, which upheld the Company's challenge, under constitutional law, of the propriety of the legal proceedings. In March 2004 the Company was notified of a new lawsuit filed by the former shareholders, in the amount of $150,000, which was the amount of the original deposit established, plus the

payment of an accrued amount, as calculated by the former shareholders, based upon the Treasury Note (CETES) rate in effect at the payment due date, multiplied by two, for each 28-day period from February 9, 1996 until full reimbursement of the amount owed to the former shareholders. The Company intends to vigorously defend against the lawsuit, including the methodology used by the former shareholders to calculate penalty interest which, the Company believes, was not in accordance with the original contract. The Company has established a provision of $207,495, in addition to an amount of $27,543 previously deposited, for a total amount of $235,038. The Company's management believes the amounts provided against the potential risks from this lawsuit would be sufficient in the event of an adverse ruling. Currently, the closing arguments stage has been completed; the litigation process is still pending for the communication of the resolution of the first instance to the parties.

10. New accounting principles

As of May 31, 2004, the Mexican Institute of Public Accountants (IMCP) formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of establishing bulletins of Mexican GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of Mexican GAAP as Normas de Información Financiera (Financial Reporting Standards, or NIFs), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any Mexican GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards (IFRS) that are supplementary guidance to be used when Mexican GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in Mexican GAAP and establishing a Conceptual Framework (CF) to support the development of financial reporting standards and to serve as a reference in resolving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing Mexican GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1	Structure of Financial Reporting Standards
NIF A-2	Fundamental Principles
NIF A-3	Users, Needs and Financial Statement Objectives
NIF A-4	Qualitative Characteristics of Financial Statements
NIF A-5	Basic Elements of Financial Statements
NIF A-6	Recognition and Valuation
NIF A-7	Presentation and Disclosure
NIF A-8	Supplementary Standards to Mexican GAAP
NIF B-1	Accounting Changes

The most significant changes set forth by these standards are as follows:

· In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

· NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity, activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.
· NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior year, financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body(ies) authorizing the related issuance.
· NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.

11. Subsequent Events

On April 13, 2006, Grupo Gigante, S.A de C.V. formally concluded the offering of Senior Notes in foreign markets, for a principal amount of US$260 million, with an annual coupon rate of 8.75% and with maturity on April 2016.

The payment of this debt is guaranteed by approximately 70 of the subsidiaries of the Company. This debt is represented by values that were placed at par, which will pay interest semiannually on April 13 and October 13, beginning October 13, 2006.
This offering contemplates among others restrictions, the payment of dividends and buyback of shares by the Company.

Grupo Gigante, used the funds obtained from this operation to pre-pay a bank loan with Banco Inbursa, S.A., for an amount of $2,700 million pesos (equivalent to approximately US$254 million dollar).

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
GIGANTE, S.A. DE C.V.	SELF-SERVICE	2,162,534,916	100.00
SERVICIOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	4,105,000	99.99
CONTROTIENDAS, S.A. DE C.V.	REAL ESTATE	544,530,681	100.00
CAFETERÍAS TOKS, S.A. DE C.V.	RESTAURANTS	252,730,887	100.00
BODEGA GIGANTE, S.A. DE C.V.	REAL ESTATE	1,363,644,000	100.00
GIGANTE FLEMING, S.A. DE C.V.	REAL ESTATE	62,031,800	100.00
OFFICE DEPOT DE MÉXICO, S.A. DE C.V.	OFFICE SUPPLIES	456,502	50.00
SERVICIOS TOKS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	1,635,000	100.00
GIGANTE HOLDINGS INTERNATIONAL, INC.	SELF-SERVICE	58,713,000	100.00
TIENDAS SUPER PRECIO, S.A. DE C.V.	SELF-SERVICE	10,744,999	100.00
PAGOS EN LÍNEA, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
IMPORTADORA CORPORATIVA DEL CENTRO, S.A. DE C.V.	PURCHASE AND SALE, IMPORTS AND EXPORTS	1,004,999	100.00
RADIO SHACK DE MÉXICO, S.A. DE C.V.	ELECTRICAL APPLIANCES	2,013,356	50.52
PSMT MÉXICO, S.A. DE C.V.	SELF-SERVICE	327,426	50.00
PROCESADORA GIGANTE, S.A. DE C.V.	PACKING	85,000	100.00
COMBUSTIBLES GIGANTE, S.A DE C.V.	SALE OF GASOLINE, FUEL	5,000	100.00
SERVICIOS GASTRONÓMICOS GIGANTE, S.A. DE C.V.	PROFESSIONAL FOOD PREPARATION SERVICES	5,000	100.00
OPERADORA GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
SERVICIOS OPERATIVOS GIGANTE, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	5,000	100.00
RETAIL ANSWERS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	753	50.20
LOGISTIC ANSWERS, S.A. DE C.V.	RENDERING OF ADMINISTRATIVE SERVICES	753	50.20

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS				--	205,406
TOTAL				0	205,406

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE

QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Maturity Date	Interest Rate	Maturity of Credits Denominated In Pesos (Thousands of $)						Maturity of Credits Denominated in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
SECURED														
COMMERCIAL BANKS														
SCOTIABANK INVERLAT	31/01/2007	11.45	1,000	0	0	0	0	0						
SCOTIABANK INVERLAT	02/03/2007	11.45	1,000	0	0	0	0	0						
INBURSA	20/09/2006	11.39	31,500	0	0	0	0	0						
INBURSA	20/12/2006	11.39	31,500	0	0	0	0	0						
INBURSA	20/03/2007	11.39	31,500	0	0	0	0	0						
INBURSA	20/09/2015	11.39	0	0	0	0	0	2,605,500						
SCOTIA BANK INVERLAT	19/01/2008	11.45	0	0	58,000	0	0	0						
BAC SAN JOSE	13/10/2005	7.75							186	0	0	0	0	0
BAC SAN JOSE	23/03/2006	8.00							546	0	0	0	0	0
OTHER														
TOTAL BANKS			96,500	0	58,000	0	0	2,605,500	732	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE | QUARTER: 1 | YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	Maturity Date	Interest Rate	Maturity of Credits Denominated In Pesos (Thousands of $)						Maturity of Credits Denominated in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

CREDITS BREAKDOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Maturity of Credits Denominated In Pesos (Thousands of $)						Maturity of Credits Denominated in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
SELF-SERVICE	31/03/2006	0.00	2,731,547	0	0	0	0	0						
OFFICE SUPPLIES	31/03/2006	0.00	385,443	0	0	0	0	0						
RESTAURANT	31/03/2006	0.00	25,110	0	0	0	0	0						
ELECTRICAL APPLIANCES	31/03/2006	0.00	33,254	0	0	0	0	0						
SELF-SERVICE	31/03/2006	0.00							364,483	0	0	0	0	0
OFFICE SUPPLIES	31/03/2006	0.00							94,743	0	0	0	0	0
ELECTRICAL APPLIANCES	31/03/2006	0.00							84,792	0	0	0	0	0
TOTAL SUPPLIERS			3,175,354	0	0	0	0	0	544,018	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
OTHERS		0.00	786,856	0	58,890	0	0	0						
		0.00							0	0	0	0	0	0
TOTAL			4,058,710	0	116,890	0	0	2,605,500	544,750	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	5,068	55,236	0	0	55,236
LIABILITIES POSITION	49,984	544,750	0	0	544,750
SHORT-TERM LIABILITIES POSITION	49,984	544,750	0	0	544,750
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(44,916)	(489,514)	0	0	(489,514)

NOTES

EXCHANGE RATE USED AS OF MARCH 31, 2006 EQUIVALENT TO $10.8985 PESOS PER DOLLAR

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT (LOSS)
JANUARY	4,402,567	(12,188,162)	(7,785,595)	0.01	(45,156)
FEBRUARY	4,194,296	(12,305,841)	(8,111,545)	0.00	(12,167)
MARCH	4,211,300	(11,900,587)	(7,689,287)	0.00	(9,227)
RESTATEMENT				0.00	(137)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(66,687)

DEBT INSTRUMENTS

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NOT APPLICABLE

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GIGANTE	SELF-SERVICE	523,077	100.00
BODEGA GIGANTE	SELF-SERVICE	194,938	100.00
SUPER G	SELF-SERVICE	136,087	100.00
RADIO SHACK	ELECTRICAL APPLIANCES	16,398	100.00
OFFICE DEPOT	OFFICE SUPPLIES	186,301	100.00
CAFETERIAS TOKS	RESTAURATS	12,086	100.00
GIGANTE HOLDINGS	SELF-SERVICE	25,572	100.00
TIENDAS SUPER PRECIO	SELF-SERVICE	15,080	100.00

NOTES

INSTALLED CAPACITY IS PRESENTED IN SQUARE METERS, EXCEPT IN THE CASE OF TOKS RESTAURANTS WICH IS PRESENTED ACCORDING TO THE NUMBER OF SEATS AVALAIBLE.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE QUARTER: 1 YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NOT APPLICABLE TO THE GROUP					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SELF-SERVICE	0	6,968,251	0.0		
FOREIGN SALES					
SELF-SERVICE USA	0	331,248	0.0		
SELF-SERVICE CENTRAL AMERICA	0	80,839	0.0		
TOTAL		7,380,338			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE　　QUARTER: 1　　YEAR: 2006

GRUPO GIGANTE, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					

FOREIGN SUBSIDIARIES					
SELF-SERVICE USA	0	331,248			
SELF-SERVICE CENTRAL AMERICA	0	80,839			
TOTAL		412,087			

NOTES

REFERS TO 30,394 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.8985 PESOS PER DOLLAR CORRESPONDING TO STORES LOCATED IN LOS ANGELES, CALIFORNIA.

REFERS TO 7,417 THOUSAND DOLLARS AT AN EXCHANGE RATE OF $10.8985 PESOS PER DOLLAR CORRESPONDING TO STORES LOCATED IN CENTRAL AMERICA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GIGANTE
GRUPO GIGANTE, S.A. DE C.V.

QUARTER: 1 YEAR: 2006

ANALYSIS OF PAID-IN CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
UNICA	0.0000	0	176,734,102	805,817,675	0	982,551,777	18,922	86,275
TOTAL			176,734,102	805,817,675	0	982,551,777	18,922	86,275

TOTAL NUMBER OF SHARES REPRESENTING THE PAID - IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 982,551,777

During the three months of the year, the investments performed amounted to 171 million pesos. Such resources allowed us to carry out our program for the opening of new stores, remodeling and logistics.

A summary of openings during the three months ended March 31, 2006 is presented below.

Kind / Subsidiary First Quarter
Bodega Gigante 2
SuperPrecio 5
Office Depot 3
Cafeterias Toks 1

Givign effect to the closings of stores carried out during the first quarter, the variation of sales floor accumulated area decreased 4.3% as of March 31, 2006 compared to March 31, 2005. On the other hand, the number of seats increased 1.7%

Gigante Holdings International, Inc. is a wholly owned subsidiary corporation of Grupo Gigante that includes 9 supermarket stores aiming at the Latino market in the city of Los Angeles, California.

To consolidate the financial statements of foreign subsidiaries that operate independently of the Company in terms of finances and operations, such foreign currency financial statements are translated into Mexican pesos with the resulting exchange differences presented in stockholders equity. For translation purposes, amounts are translated into Mexican pesos using the following exchange rates: (i) the closing exchange rate in effect at the balance sheet date for all assets and liabilities (ii) the exchange rate in effect at the date the contributions were made for common stock (iii) the exchange rate in effect at the end of the year in which the results were generated and (iv) the exchange rate in effect at the end of the year for revenues and expenses.

The financial statements of foreign subsidiaries included in the 2005 consolidated financial statements are restated at the constant currency of the countries in which they operate and are translated into Mexican pesos using the exchange rate of the latest year presented.


GRUPO
GIGANTE


GIGANTE

Gigante.

Bodega Gigante

Super G

Gigante USA

SuperPrecio

Toks

Office Depot

RadioShack.

May 3, 2006

1Q06 Earnings Release

Figures appearing in this document are expressed in millions of Mexican pesos of purchasing power as of March 31, 2006, unless otherwise specified. Figures may vary due to rounding.

Quarterly Results.- During the first quarter of the year, the results obtained by Grupo Gigante registered a real decline on sales of 4.7% compared to the same period of 2005, an increase in gross margin as well as in operating expenses, all of this result of the closures, openings and remodeling of stores, as part of its improvement projects. The Company's operating cash flow was of 3.6% with respect to its sales.

GRUPO GIGANTE, S. A. DE C. V. AND SUBSIDIARIES
FIRST QUARTER 2006 RESULTS

	1Q06	1Q05	% Change
Net Sales	7,380	7,742	-4.7%
Gross Profit	**1,687**	**1,750**	**-3.6%**
Operating Income	51	151	-66.5%
EBITDA	**264**	**359**	**-26.3%**
Comprehensive Financing cost	**61**	**48**	**10.5%**
Income Tax Provision	25	24	3.9%
Net Income	**(121)**	**40**	**-382.6%**

Sales.- The Company's total sales for the first quarter of the year were 7,380 million pesos, a real decline of 4.7% compared to the same period of 2005. In addition, same store sales for this quarter showed a real decrease of 5.1%. Sales were affected by seasonality during Easter, as well as the fact that 23 supermarket establishments working on the first quarter of last year are presently closed, and which represented 2.3% of total sales.

In spite of the results, we have observed a positive behavior in the remodeled units which adopted the "New Image" concept, increasing 9.3% in real terms compared to the same quarter of 2005.

Gross Margin.- During the quarter, gross profit rose 1,687 million pesos, a real decline of 3.6% compared to the same period of the last year due to the sales contraction. Gross margin was of 22.9%, an increase of 30 basis points versus the first quarter of 2005. This is a result of the improvement in the accounts payable balance.

Operating expenses.- Operating expenses were 1,636 million pesos, increasing 2.3% in real terms primarily as a result of the openings in the quarter. In consequence, the operating income as a percentage of sales was negatively affected in 130 basis points compared to the previous year. The operating income for the quarter was 51 million pesos.

Operating cash flow.- As consequence of the decrease in sales, the operating cash flow for the first quarter registered a decrease of 26.5% compared to the same period of the previous year, reaching 264 million pesos.

Comprehensive Financial Cost.- The comprehensive financial cost (CFC) for the quarter was 61 million pesos, showing a real increase of 26.2% compared to the last year, mainly as a result of a debt restructure carried out on August 2005.

Extraordinary Items.- The extraordinary items for the quarter were 87 million pesos, 3.5 times higher than the same period of the previous year, mainly due to the recent supermarket closures.

Net Income.- As a result of all of the above, the quarter registered a net loss of 121 million pesos. This result was highly influenced by the increase of extraordinary items.

Relevant events.- An important event during March of this quarter was the successful SAP activation for the grocery department in Mexico, finishing the implementation of this system. This is a fundamental fact to reach the goals that we had stated in 2004 and which total benefits will affect favorably the results for the next quarters.

Installed Capacity.- During the quarter two Bodega Gigante, three Office Depot, five SuperPrecio and one Toks were opened. Additionally, we closed eight supermarket stores in Gigante format, one Bodega Gigante and four Super Gigante, as well as one Radio Shack and one SuperPrecio. Based on that the above, the total units in operation at the end of the first quarter reached 573, a total of 1,097,453 sqm in total sales floor area and 12,086 seats.

Store Openings

Format	Branch	State
Bodega Gigante	Abastos Tultitlán	Estado de México
Bodega Gigante	Vía Morelos	Estado de México
OfficeDepot	Río Tiber	Distrito Federal
OfficeDepot	Félix Cuevas	Distrito Federal
OfficeDepot	Los Cabos	Baja California Sur
SuperPrecio	Jardines de Morelos	Estado de México
SuperPrecio	Zoltan Kodaly	Distrito Federal
SuperPrecio	Martín Carrera	Distrito Federal
SuperPrecio	Teotihuacán	Estado de México
SuperPrecio	Romero	Distrito Federal
Toks	Plazas las Américas II	Quintana Roo

As of March 31, 2006 the number of stores and sales floor area by format were as follows:

Installed Capacity of Grupo Gigante

	Dec-05	Closure	Openings	Mar-06	M2
Gigante	96	8	0	88	523,077
Bodega Gigante	50	1	2	51	194,938
Super G	64	4	0	60	136,087
Gigante USA	9	0	0	9	25,572
Super Precio	56	1	5	60	15,080
Toks	57	0	1	58	* 12,086
Office Depot	116	0	3	119	186,301
RadioShack	129	1	0	128	16,398
TOTAL	**577**	**15**	**11**	**573**	**1,097,453**

** Total Seats*

Additions to the Net Property, Plants and Equipment.- During the last three months, CAPEX reached 179 million pesos. Those resources were used in the store openings, remodeling and logistics.

Participation of the Subsidiaries in the CAPEX



Toks
9%
Gigante (1)
35%
Office Depot
42%
Servicios Gigante
1%
Inmobiliarias
6%
Gigante USA
0%
Radio Shack
5%
Super Precio
2%

(1) Includes the formats of Gigante, Bodega Gigante and Super Gigante.

Main Financial Ratios

Financial Ratios	1Q06	1Q05
Inventory days	60.3	55.0
Accounts Payable Days	58.8	53.4
Net Income per share*	-0.12	0.04
EBITDA per share	0.27	0.37
Gross Margin	22.9%	22.6%
Operating Margin	0.7%	2.0%
Net Margin	-1.6%	0.5%
Interest bearing Liabilities to Stockholder's Equity	21.7%	19.0%
Total Liabilities to Stockholder's Equity	69.1%	62.4%
*Shares Outstanding	982,551,777	982,639,977

The closure of stores has been a determining factor in the results for this quarter, and represents a very important element in the turnaround plan of Grupo Gigante. The Company is looking to optimize the resources assigning them to more profitable projects, as the openings and remodelings that have been carried out. This is part of the change process that we have undertaken, and we expect the positive results to show as we advance in the implementation of this Strategy.

Subsequent Events.- On April 13, 2006 Grupo Gigante, S.A de C.V. formally concluded the offering of Senior Notes in foreign markets, for a principal amount of US$260 million dollar, with an annual coupon rate of 8.75% and with maturity on 2016.

Grupo Gigante used the funds obtained from this operation to pre-pay a bank loan with Banco Inbursa, S.A., for an amount of $2,700 million pesos (equivalent to approximately US$254 million dollar).

The following sets forth the amortization schedule of the Senior Notes issue.

Amortization Table for the Issue of Senior Notes in Foreign Markets


Thousands of USD
300,000
250,000
200,000
150,000
100,000
50,000
-
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
Year
Coupon
Principal

Sincerely
Lic. Ángel Losada Moreno
CEO

Ticker Symbol
Bolsa Mexicana de Valores (BMV): Gigante*

Web Pages

www.grupogigante.com.mx
www.gigante.com.mx
www.officedepot.com.mx
www.toks.com.mx
www.radioshack.com.mx

Investor Relations
Leopoldo Pardavell S.
+52 (55) 5269-8397
lpardave@gigante.com.mx

Media Relations
Sergio Montero Q.
+52 (55) 5269-8470
smontero@gigante.com.mx

GIGANTE.

Bodega GIGANTE

Super G

GIGANTE USA

SuperPrecio

Toks

Office DEPOT

RadioShack.

Income Statement
Accumulated to the First Quarter 2006/2005

Thousands of pesos as of March 31, 2006

ITEMS	2006	2005
Net Sales	**7,380,338**	**7,742,018**
Cost of Sales	5,693,650	5,992,352
Gross Profit	**1,686,688**	**1,749,666**
Operating Expenses	1,422,612	1,390,462
Depreciation and Amortization	213,372	207,998
Operating Income	**50,704**	**151,206**
Comprehensive Financial Cost:		
Interest Paid	83,952	110,045
Exchange Loss (Gain) (Net)	(425)	765
Interest Earned	5,452	11,388
Monetary Position	(66,687)	(51,299)
Other Financial Expenses	48,400	-
Other Financial Products	(946)	-
Loss (Gain) in UDI's Adjustments	-	-
	60,734	**48,123**
Other Expenses (Income)	(1,020)	17,564
Special Items	-	-
Net Income before Taxes	**(9,010)**	**85,519**
Provisions for Taxes and Profit Sharing due	24,752	23,833
Net Income after Taxes	**(33,762)**	**61,686**
Equity in Earnings of Unconsolidated Subsidiaries	-	-
Net Income for Recurring Operations	**(33,762)**	**61,686**
Income for Non-Recurring Operations (Net)	-	-
Net Income before Extraordinary Items	**(33,762)**	**61,686**
Net Extraordinary Items Expense (Income)	86,549	19,210
Net Cumulative Effect of Change in Accounting Principle	-	-
Net Income	**(120,311)**	**42,476**
Minority Net Income	1,113	2,175
Majority Net Income	**(121,424)**	**40,301**

GIGANTE.

Bodega GIGANTE

Super G

GIGANTE USA

SuperPrecio

Toks

Office DEPOT

RadioShack.

Balance Sheet
Accumulated to the First Quarter 2006/2005

Thousands of pesos as of March 31, 2006

ITEMS	2006	2005
Current Assets		
Cash and temporary investments	368,343	388,276
Trade accounts receivable (Net)	244,848	351,279
Other accounts receivable (Net)	673,380	1,037,121
Inventories	3,812,467	3,664,633
Other current assets	245,749	217,431
	5,344,787	**5,658,740**
Long-Term		
Accounts receivable (Net)	-	-
Investments in Equity shares and Unconsolidated Subsidiaries	-	-
Other Investments	205,406	197,954
	205,406	**197,954**
Property, Plant and Equipment (Net)		
Property	15,813,556	15,160,982
Machinery and Industrial Equipment	-	-
Other Equipment	7,682,123	7,581,537
Accumulated Depreciation	8,337,776	7,719,889
Buildings in Process	181,329	332,330
	15,339,232	**15,354,960**
Deferred Assets (Net)	**624,203**	**579,710**
Other Assets	**216,101**	**283,881**
Total Assets	**21,729,729**	**22,075,245**

GIGANTE.

Bodega GIGANTE

Super G

GIGANTE USA

SuperPrecio

Toks

Office DEPOT

RadioShack.

Balance Sheet
Accumulated to the First Quarter 2006/2005

Thousands of pesos as of March 31, 2006

ITEMS	2006	2005
Current Liabilities		
Accounts Payable	3,719,372	3,552,634
Bank Debt	97,232	611,431
Debt Securities	-	-
Accrued Taxes	127,395	196,732
Other current liabilities	1,020,196	906,251
	4,964,195	**5,267,048**
Long-Term Liabilities		
Bank Debt	2,663,500	1,924,654
Debt Securities	-	-
Other Debts	58,890	40,089
	2,722,390	**1,964,743**
Deferred Liabilities	**-**	**-**
Other Long-Term Liabilities	**1,192,181**	**1,249,535**
Total Liabilities	**8,878,766**	**8,481,326**
Minority Stockholder's Equity	**98,943**	**64,284**
Majority Stockholder's Equity	**12,752,020**	**13,529,635**
Paid-in Capital		
Capital Stock	2,511,674	2,527,280
Premium on Stock Sold	7,029,723	7,029,585
Reserve on Restatement on Stockholder's Equity	-	-
	9,541,397	**9,556,865**
Capital Increase (Decrease)		
Cumulative Results and Equity Reserve	16,172,136	16,533,960
Other Cumulative Results	**(12,961,513)**	**(12,561,190)**
Reserve for Shares Repurchase	-	-
	3,210,623	**3,972,770**
Shareholder's Equity	**12,850,963**	**13,593,919**

GIGANTE.

Bodega GIGANTE

Super G

GIGANTE USA

SuperPrecio

Toks

Office DEPOT

RadioShack.

CASH FLOW STATEMENT
Accumulated to the First Quarter 2006/2005
Thousands of pesos as of March31, 2006

ITEMS	2006	2005
Net Income	**(120,311)**	**42,476**
Consolidated (loss) net income Items that did not require (generate) resources	208,093	86,571
Cash provided by Operating Activities	**87,782**	**129,047**
Resources generated by Operating Activities	(66,700)	(8,579)
Net Resources generated by Operating Activities	**21,082**	**120,468**
Resources generated (used) by Third Parties Financing	(27,923)	(162,281)
Resources generated (used) by Own Financing	(297)	44,616
Net Resources generated by Investing Activities	**(28,220)**	**(117,665)**
Resources generated (used) on Investing Activities	(166,088)	(258,434)
Net Increase (Decrease) in Cash and Temporary Investments	**(173,227)**	**(255,631)**
Cash and Temporary Investments at the beginning of the period	541,570	643,907
Cash and Temporary Investments at the end of the period	**368,343**	**388,276**

Summary issued by Grupo Gigante, S.A. de C.V., dated March 30, 2006, signed by Javier Martínez del Campo L. Secretary of the Board of Directors of Grupo Gigante, S.A. de C.V., calling all shareholders to a General Annual Ordinary and Extraordinary Shareholders' Meeting of Grupo Gigante, S.A. de C.V. to be held on April 18, 2006 at 11:00 a.m., at Castillo I Room of the Presidente Intercontinental Hotel, located at Number 218 of Campos Elíseos, Colonia Polanco, Mexico, Federal District.

AGENDA

I. Board of Directors' Report in accordance with the provisions of Article 172 of the General Law of Commercial Companies regarding the Company's operations for the fiscal year ending December 31, 2005.

II. Approval of the acts performed by the Board of Directors during the fiscal year ending December 31, 2005.

III. Discussion and approval or amendment, if applicable, of the Company's audited financial statements as of December 31, 2005, after reading the Statutory Examiner's report.

IV. Resolutions regarding use of profits.

V. Resolutions regarding the amount for acquisition of own shares and report of the Board of Directors regarding the policy for acquisition of own shares.

VI. Report of the Audit Committee.

VII. Appointment of the members of the Board of Directors, Secretary, and Company's Statutory Examiner.

VIII. Appointment of the members of the Corporate Practices Committee, Audit Committee and Finance and Planning Committee.

IX. Resolutions regarding compensation of the Company's directors, committees' members, Secretary and Statutory Examiner.

X. Resolutions regarding amendments to the Company's By-laws to comply with requirements and provisions of the new Securities Market Law, amendments that shall be in effect as of the date in which the mentioned law is in effect.

XI. Appointment of representatives that, if applicable, shall notarize the resolutions agreed upon the shareholders' meeting.

XII. Reading and approval of the minutes of the Shareholders' Meeting.

Shareholders are hereby reminded that, in accordance with Article Fourteenth of the Company's current Bylaws, in order to have the right to attend the meeting, shareholders shall deposit at the Company's offices located at Avenida Ejército Nacional 769-A, Fourth Floor, Colonia Nueva Granada, Mexico, Federal District, no less than three days before the Meeting, titles of their shares or deposit receipts issued by an institution for the deposit of securities or brokerage house. Upon delivery of such documents, shareholders will be given the corresponding admission card. Brokerage houses shall submit the list of titleholders referred to in Article 78 of the Securities Market Law, providing name, domicile, nationality and number of shares of those shareholders they represent. Shareholders may attend the Meeting personally or represented by an attorney-in-fact appointed by proxy. Said representation must be

evidenced at the time of requesting the admission card. As of the date hereof and in accordance with provisions of Article 14 Bis 3 of the Securities Market law, the forms of proxies issued by the Company are available to those brokerage houses that evidence representing shareholders of the Company.

Mexico, D.F., March 30 2006

____

Javier Martínez del Campo L.
Secretary of the Borrad of Directors